Exhibit 99.1

All Season Road Final Permitting Process Advances

NZC-TSX
NORZF-OTCQB

VANCOUVER, March 13, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") announces that, as part of the joint process between the Mackenzie Valley Land and Water Board ("MVLWB") and Parks Canada, (jointly "the Regulators"), MVLWB has issued, to a broad list of official reviewer organizations, a request for comments and recommendations on the Company's Post-EA Information Package ("Information Package") for its All Season Road access to the Prairie Creek Mine.

The Information Package was filed on February 19, 2019 and, having been deemed complete, is now available on the MVLWB website at https://mvlwb.com/registry/MV2019L8-0002.

The Regulators have invited the official reviewers to submit comments and recommendations on the Information Package, and for the Company to respond to those comments in April 2019. This timeline continues to maintain the schedule previously provided by the Regulators, and NorZinc's planned commencement of road construction in Q1 2020.

For further information please refer to the Company's news release dated February 20, 2019.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

E-mail: invest@norzinc.com     Website: www.norzinc.com

SOURCE NorZinc Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2019/13/c4184.html

%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com

CO: NorZinc Ltd.

CNW 19:27e 13-MAR-19